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Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

September 27, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	The North Carolina Capital Management Trust (the trust): Term Portfolio (the fund) File No. 811-03455

Ladies and Gentlemen:

On behalf of the above-referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 is the Notice, Proxy Statement, Solicitation Letters, and forms of Proxy mailed to shareholders of the fund, as well as the script to be used for touch-tone voting and screen prints for internet voting. Also included in this filing is a form of email notification that will be sent to a shareholder that has opted to receive his/her proxy materials electronically and a buckslip that will be included in a paper proxy package that is sent to a shareholder if an email failure has occurred.

The Annual Report to shareholders was filed for The North Carolina Capital Management Trust pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Notice, Proxy Statement, and Forms of Proxy are tagged to indicate changes made since the preliminary filing on September 2, 2011.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group